EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2016	2015	2014
Pre-tax earnings (loss) from continuing operations	$86,718	$23,764	$(26,673)
Fixed charges:
Interest expense	56,656	51,179	47,115
Portion of rental expense representative of interest factor	8,788	8,491	7,550
Total fixed charges	65,444	59,670	54,665
Pre-tax earnings (loss) from continuing operations plus fixed charges	$152,162	$83,434	$27,992

Ratio of earnings (losses) to fixed charges	$2.33	$1.40	$—
			(1)

(1) Earnings for the year ended October 31, 2014 were inadequate to cover fixed charges by $26.7 million.